SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

May 8, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

Quest Investment Corporation ("Quest") reports that on May 8, 2003 it advanced to General Minerals Corporation (GNM:TSX) ("General Minerals") a loan of US$300,000 (the "Loan"), the principal amount of which is convertible into up to 2,164,350 Common shares of General Minerals.  As additional consideration for the Loan, General Minerals granted to Quest a warrant to purchase 1,000,000 Common shares in the capital of General Minerals (the "Warrants").  If Quest converts the full principal amount of the Loan and exercises all of the Warrants, it will beneficially own 6,164,350 Common shares of General Minerals, representing approximately 13.3% of its issued and outstanding Common shares.  Quest advanced the Loan to provide working capital for General Minerals.

Prior to the advance of the Loan and the issuance of the Warrants, Quest owned or controlled 3,000,000 Common shares of General Minerals, representing approximately 6.9% of General Minerals' issued and outstanding Common shares.

Quest does not have any intention at this time of increasing its beneficial ownership of any securities of General Minerals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

(the Registrant)

Date:	May 8, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer